FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of June 2007
Commission File Number — 1-15182
DR. REDDY’S LABORATORIES LIMITED
(Name of Registrant)
7-1-27, Ameerpet
Hyderabad, Andhra Pradesh 500 016, India
+91-40-23731946

(Address of Principal Executive Offices)
Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑  Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
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Not applicable.

(1)	Press Release, “Ms. Kalpana Morparia joins Dr. Reddy’s Board of Directors,” June 5, 2007.

(2)	Press Release, “Dr. Reddy’s enters the Dermatology topical steroid market with the launch of ‘UltravexTM’ — (Halobetasol),” June 8, 2007.

(3)	Press Release, “Dr. Reddy’s commences operations in Nigeria,” June 15, 2007.

Press Release	[DR. REDDY’S LOGO]

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 373 1946
Fax: 91 40 373 1955

www.drreddys.com
Ms. Kalpana Morparia joins Dr. Reddy’s Board of Directors
Hyderabad, India, June 5, 2007: Ms. Kalpana Morparia is Chief Strategy & Communications Officer of ICICI Group. She was Joint Managing Director of ICICI Bank Limited till May 31, 2007 and was responsible for the Corporate Centre at ICICI Bank comprising operations, planning and strategy, risk management, human resources management, legal and corporate communications and corporate brand management. A graduate in law from Bombay University, Ms. Morparia joined ICICI Limited in 1975. She worked in the areas of planning, treasury, resources and corporate legal services. In 2001, she led the ICICI group’s major corporate structuring initiative, the merger of ICICI Limited with ICICI Bank to create India’s second largest bank.
Ms. Morparia has served on several committees constituted by the Government of India. In November 2005, she was honored with the Economic Times ‘Business Women of the Year’ award. In September 2006, she was named one of ‘The 100 Most Powerful Women’.
Disclaimer
This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.
About Dr. Reddy’s
Established in 1984, Dr. Reddy’s Laboratories (NYSE: RDY) is an emerging global pharmaceutical company with proven research capabilities. The Company is vertically integrated with a presence across the pharmaceutical value chain. It produces finished dosage forms, active pharmaceutical ingredients and biotechnology products and markets them globally, with focus on India, US, Europe and Russia. The Company conducts research in the areas of diabetes, cardiovascular, anti-infectives, inflammation and cancer.
Contact Information
Dr. Reddy’s:
Investors and Financial Analysts:
Nikhil Shah at nikhilshah@drreddys.com or on +91-40-66511532
Media:
M Mythili at mythilim@drreddys.com or on +91-40-66511620.

Press Release	[DR. REDDY’S LOGO]

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 373 1946
Fax: 91 40 373 1955

www.drreddys.com
Dr. Reddy’s enters the Dermatology topical steroid market with the launch of ‘UltravexTM’ - (Halobetasol)
[GRAPHIC]
Hyderabad, India, June 8, 2007: UltravexTM (Halobetasol) has been launched nationwide in June marking the entry of Dr. Reddy’s Dermatology in the topical steroid Rs.100 crore market. Halobetasol is a super- potent steroid and hence has a higher efficacy associated with the product. UltravexTM is currently available in 10 gm pack and is used in the treatment of Psoriasis and Chronic Dermatoses.
The topical steroid market is the second most prescribed category by dermatologists with nearly 2.5 crore units sold every year. With the launch of this product, Dr.Reddy’s steps into a mass speciality area which has an higher incidence of prescription due to its indication (Psoriasis and Chronic Dermatoses).
Notes to the editor:
•	The topical steroid market which is a 100 crore market growing at the rate of 11%.
•	The initial prescription responses for UltravexTM are very encouraging.
Brief mode of action of Ultravex
•	Like other topical corticosteroids, halobetasol propionate has anti-inflammatory and antipruritic effects.
•	Corticosteroids are thought to act by the induction of Lipocortins which prevent the formation of prostaglandins and leukotrienes.
•	Both prostaglandins and leukotrienes are mediators which lead to inflammation. Halobetasol acts by blocking their production, thus acting as an anti-inflammatory agent.
•	Leading brands of Dr.Reddy’s in this segment are Acetec and Venusia.
Disclaimer
This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.

About Dr. Reddy’s
Established in 1984, Dr. Reddy’s Laboratories (NYSE: RDY) is an emerging global pharmaceutical company with proven research capabilities. The Company is vertically integrated with a presence across the pharmaceutical value chain. It produces finished dosage forms, active pharmaceutical ingredients and biotechnology products and markets them globally, with focus on India, US, Europe and Russia. The Company conducts research in the areas of diabetes, cardiovascular, anti-infectives, inflammation and cancer.
Contact Information
Investors and Financial Analysts:
Nikhil Shah at nikhilshah@drreddys.com or on +91-40-66511532
Media:
M Mythili at mythilim@drreddys.com or on +91-40-66511620.

Press Release	[DR. REDDY’S LOGO]

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 373 1946
Fax: 91 40 373 1955

www.drreddys.com
Dr. Reddy’s commences operations in Nigeria.
New office is part of expansion strategy for India’s leading pharma major.
Hyderabad, India, June 15, 2007: Dr. Reddy’s has expanded its presence in Africa with the opening of its 40th overseas office in Lagos, Nigeria in partnership with Phillips Pharmaceuticals. This distributor-based model will serve the $280 million Nigerian pharmaceutical market.
The company is initially targeting therapeutic areas like gastroenterology, diabetes and cancer. The first phase of launch will see major brands like Omez, Reclide, Diavista, Osetron and Docetere 20mg (from amongst the range of oncology drugs) being introduced in the Nigerian market.
Commenting on the opening of the new office, Rajesh Kumar, Head- AMEEERA region said, “we are committed to bringing quality and affordable medicine to people across the world and the initiation of our Nigerian operations is one more step in that direction. With the introduction of our leading brands, we are extremely confident of making our presence felt among the Nigerian medical community”.
Notes to the editor:
•	The Branded Formulations Business of Dr Reddy’s operates from six geographic regions: India & SAARC, Russia & CIS countries, China, Latin America, South Africa & AMEERA (Asean Middle East Eastern Europe Rest of Africa)
•	In Africa, Dr.Reddy’s already has presence in South Africa, Ghana, Sudan, Kenya, Uganda, Tanzania, Rwanda and The Democratic Republic of Congo.
Disclaimer:
This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.
About Dr. Reddy’s:
Established in 1984, Dr. Reddy’s Laboratories (NYSE: RDY) is an emerging global pharmaceutical company with proven research capabilities. The Company is vertically integrated with a presence across the pharmaceutical value chain. It produces finished dosage forms, active pharmaceutical ingredients and biotechnology products and markets them globally, with focus on India, US, Europe and Russia. The Company conducts research in the areas of diabetes, cardiovascular, anti-infectives, inflammation and cancer.
www.drreddys.com

Contact Information:
Investors and Financial Analysts:
Nikhil Shah at nikhilshah@drreddys.com or on +91-40-66511532
Media:
M Mythili at mythilim@drreddys.com or on +91-40-66511620.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED
(Registrant)

	By:	/s/ V. Viswanath

Date: July 12, 2007		Name:	V. Viswanath
		Title:	Company Secretary